Enterra Energy Trust Provides Update on Continuing Discussions with Bank Syndicate

Calgary, Alberta – (Marketwire – December 19, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) announces that it is in continuing discussions with its lenders respecting the establishment of longer term credit arrangements. Enterra will issue a further news release to update its investors as soon as negotiations have been finalized.

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com